Exhibit 99.4

2025-26 Mid-Year Report Government of Saskatchewan November 25, 2025

2025-26 MID-YEAR HIGHLIGHTS

Overview

The 2025-26 Mid-Year Report forecasts a deficit of $427 million, a deterioration of $440 million from budget. At mid-year, Saskatchewan has the lowest deficit per capita among provinces and the federal government by a considerable margin.

Despite lower oil prices and the impacts of American and Chinese tariffs on the forestry, steel and agriculture industries, Saskatchewan’s economy continues to be among the best-performing provincial economies in Canada, with real Gross Domestic Product (GDP) anticipated to be 1.7 per cent in 2025 according to the most recent average private sector forecast.

The main drivers of the change to the province’s financial position at mid-year include an unprecedented wildfire season and the fiscal impact of providing affordability relief to SaskPower customers by the removal of the federal carbon tax charge on electricity bills.

For a more detailed review please see Graphs 1, 2 and 3.

Revenue

Total revenue is forecast to increase by $82 million, or 0.4 per cent, from budget.

Federal transfers have increased $273 million compared to budget, due mainly to increased federal contributions related to the Provincial Disaster Assistance Program and AgriStability. National population revisions led to higher allocations for Saskatchewan under the Canada Health Transfer and Canada Social Transfer.

Other own-source revenue is forecast to increase $129 million compared to budget, mainly due to higher fees driven by population and economic growth, as well as increased gaming revenue.

Non-renewable resource revenue is forecast to decrease $93 million compared to budget mainly due to a higher US-Canada dollar exchange rate forecast, which was 70.39 US cents at budget compared to 72.74 US cents at mid-year. The forecast West Texas Intermediate (WTI) oil price is also lower than the USD$71.00/barrel forecast at budget compared to USD$62.13/barrel at mid-year. The increase in the exchange rate and decrease in the WTI oil price is partially offset by increased netback potash pricing, which was USD$239/KCl tonne at budget compared to USD$269/KCl tonne at mid-year.

Government Business Enterprise (GBE) net income is forecast to decrease by $192 million compared to budget. This is largely attributable to a $292 million reduction in SaskPower net income, primarily due to the removal of the federal carbon tax charge from customer bills. The Government of Saskatchewan is engaging with the federal government on the removal of federally mandated industrial carbon pricing in the electricity sector as part of the ongoing review of the Output-Based Performance Standards Program.

Partially offsetting the decline in SaskPower’s net income, the Saskatchewan Auto Fund is forecast to improve by $75 million, reflecting stronger-than-anticipated investment income and lower claims.

For a more detailed review of revenue, see Tables 2 and 3.

Expense

Total expense at mid-year is forecast to increase $521 million, or 2.5 per cent, higher than budget.

The largest increase is in the Protection of Persons and Property theme, which is up $339 million, primarily due to wildfire and evacuation activities across the province and increased expenditures for custody services.

Health expense is forecast to increase by $250 million due to utilization pressures, including hospital services, cancer care and physician services.

In addition, there is a combined increase of $114 million in pension expenses compared to budget including the Teachers’ Superannuation Plan, Public Service Superannuation Plan and Municipal Employees’ Pension Plan. The increase in pension expense is captured in the Education, Financing Charges and General Government themes, and is primarily driven by updated actuarial assumptions. There is also an increase in the Community Development expense theme of $12 million due to higher-than-expected gaming profits in 2024-25 resulting in an increase in the First Nations gaming agreement payments.

These expense increases are partially offset by a $203 million decrease in the Agriculture theme, driven by preliminary updates to the crop insurance forecast. The downward revision reflects expectations that crop yields will exceed budget projections, resulting in lower-than-anticipated indemnity payments.

For a more detailed overview, see Table 2.

2025-26 Mid-Year Report	1

Debt

Total gross debt is forecast to be $39.3 billion at fiscal year-end, an increase of $962 million, or 2.5 per cent, from budget.

Taxpayer-supported debt is forecast to increase $398 million, or 1.7 per cent, compared to budget due to increased operating debt needed to fund the forecasted deficit. Self-supported debt is forecast to increase $564 million, or 3.8 per cent, compared to budget primarily due to borrowing needs at SaskPower related to lower net income and accelerated capital spending.

For a more detailed review of gross debt, see Table 5.

Saskatchewan’s net debt-to-GDP ratio is projected to be 14.8 per cent at March 31, 2026, compared to the budget projection of 14.6 per cent. Saskatchewan’s net debt-to-GDP ratio remains second-best among all provinces.

For a review of provincial net debt-to-GDP ratios, see Graph 1.

Economy

Saskatchewan’s economy continues to grow in 2025, building upon strong momentum from 2024. In 2024, Saskatchewan recorded the third-highest real GDP growth among provinces at 3.0 per cent, mainly driven by the strong performance across the construction, natural resources and agriculture sectors, and supported by solid population and employment growth.

According to the most recent average of private sector forecasts, Saskatchewan’s real GDP is expected to grow by 1.7 per cent in 2025, the third-highest among provinces. Key indicators such as building construction, retail sales and labour market performance have remained strong, underscoring the province’s resilience amid broader economic challenges at the national and global level.

In 2025, housing starts have increased 47.4 per cent year-to-date through September compared to the same period in 2024, ranking first among provinces. Retail trade increased 3.9 per cent year-to-date through August compared to the same period in 2024. Saskatchewan’s population grew by 19,091 or 1.5 per cent between July 1, 2024, and July 1, 2025, and total employment is forecast to rise by 12,000 in 2025. To date, tariffs imposed by the United States (U.S.) have had an overall modest impact on Saskatchewan’s export- oriented sectors, as more than 95 per cent of Saskatchewan’s exports are exempt from U.S. tariffs under the Canada-

United States-Mexico Agreement (CUSMA). As of October 2025, the average tariff rate for Saskatchewan exports to the U.S. is estimated to be 1.6 per cent.

The tariffs imposed by China on agricultural products, particularly canola, have affected both pricing and Saskatchewan’s export volumes to the Chinese market. However, the decline in agricultural exports to China has been mostly offset by an increase in agricultural exports to other countries.

However, year-to-date through August, there have been some negative impacts in sectors of the provincial economy impacted by American and Chinese tariffs with a decrease in the value of exports compared to the same period last year for agricultural products ($136 million), forestry products ($121 million) and metal and related products ($94 million). For context, Saskatchewan’s real GDP is forecast to be $90 billion in 2025 compared to 88.5 billion in 2024. This incease comes despite a slight decline in export values from tariff-affected sectors, which is expected to have only a limited impact on the overall provincial economy and government revenues.

Looking ahead to 2026, private sector forecasters anticipate Saskatchewan’s real GDP growth to be 1.6 per cent, the second-highest among provinces. This is a downward revision from the 2.0 per cent figure forecast in the budget, reflecting growing uncertainty around tariffs, the upcoming renegotiation of CUSMA, and the potential broader secondary impacts on Saskatchewan from a slowing Canadian economy. Saskatchewan’s export-reliant sectors remain vulnerable to trade and investment uncertainty, underscoring the importance of strengthening internal trade and continuing to diversify and engage in strategic trade globally.

For more figures on the economy, see Table 5.

2025-26 Mid-Year Report	2

TABLE 1: 2025-26 ECONOMIC AND FISCAL OVERVIEW

(millions of dollars)

				Mid-Year Change From

	Budget	First Quarter	Mid-Year	Budget	First Quarter

Revenue	21,056.1	20,884.1	21,137.7	81.6	253.6

Expense	21,043.9	21,232.6	21,565.1	521.2	332.5

Surplus (Deficit)	12.2	(348.5)	(427.4)	(439.6)	(78.9)

Key Metrics

Gross Debt ($M)	38,332.1	38,761.5	39,294.1	962.0	532.6

Net Debt ($M)	17,327.3	17,315.8	17,457.0	129.7	141.2

Net Debt as % of GDP	14.6	14.5	14.8	0.2	0.3

TABLE 2: 2025-26 FORECAST UPDATE - MID-YEAR As at March 31 (millions of dollars)
				Mid-Year Change From

	Budget	First Quarter	Mid-Year	Budget	First Quarter

Revenue

Taxation	10,449.5	10,449.5	10,415.1	(34.4)	(34.4)

Non-renewable resources	2,699.4	2,669.9	2,606.1	(93.3)	(63.8)

Net income from GBEs*	705.2	455.4	513.2	(192.0)	57.8

Other own-source revenue	3,265.0	3,366.6	3,393.7	128.7	27.1

Federal transfers	3,937.0	3,942.7	4,209.6	272.6	266.9

Total Revenue	21,056.1	20,884.1	21,137.7	81.6	253.6

Expense

Agriculture	1,597.6	1,597.6	1,394.9	(202.7)	(202.7)

Community development	858.4	858.4	869.9	11.5	11.5

Economic development	351.9	351.9	353.3	1.4	1.4

Education	4,428.1	4,457.0	4,450.6	22.5	(6.4)

Environment and natural resources	448.6	448.6	465.4	16.8	16.8

Financing charges	1,058.5	1,064.5	1,067.5	9.0	3.0

General government	642.2	716.0	715.9	73.7	(0.1)

Health	8,004.9	8,004.9	8,254.9	250.0	250.0

Protection of persons and property	1,094.8	1,174.8	1,433.8	339.0	259.0

Social services and assistance	1,842.2	1,842.2	1,842.2	-	-

Transportation	716.7	716.7	716.7	-	-

Total Expense	21,043.9	21,232.6	21,565.1	521.2	332.5

Surplus (Deficit)	12.2	(348.5)	(427.4)	(439.6)	(78.9)

Numbers may not add due to rounding.

*Government business enterprises

2025-26 Mid-Year Report	3

TABLE 3: 2025-26 SCHEDULE OF REVENUE

As at March 31

(millions of dollars)

				Mid-Year Change From

	Budget	First Quarter	Mid-Year	Budget	First Quarter

Taxation

Corporation income	1,658.5	1,658.5	1,658.5	-	-

Fuel	519.7	519.7	519.7	-	-

Personal income	3,382.1	3,382.1	3,382.1	-	-

Property	816.1	816.1	819.7	3.6	3.6

Provincial sales	3,331.3	3,331.3	3,331.3	-	-

Other taxation	741.8	741.8	703.8	(38.0)	(38.0)

Total Taxation	10,449.5	10,449.5	10,415.1	(34.4)	(34.4)

Non-Renewable Resources

Oil and natural gas	1,067.7	923.0	859.6	(208.1)	(63.4)

Potash	720.0	857.1	882.7	162.7	25.6

Resource surcharge	526.9	526.9	526.9	-	-

Uranium	290.2	268.5	230.9	(59.3)	(37.6)

Other non-renewable resources	94.6	94.4	106.0	11.4	11.6

Total Non-Renewable Resources	2,699.4	2,669.9	2,606.1	(93.3)	(63.8)

Net Income from Government Business Enterprises

Liquor and Gaming Authority	246.6	245.0	237.0	(9.6)	(8.0)

Lotteries and Gaming Saskatchewan	201.2	201.2	226.7	25.5	25.5

Municipal Financing Corporation of Saskatchewan	1.2	0.8	0.8	(0.4)	-

Saskatchewan Auto Fund	(230.8)	(254.2)	(155.9)	74.9	98.3

Saskatchewan Government Insurance	90.0	7.5	50.7	(39.3)	43.2

Saskatchewan Power Corporation	126.3	(36.9)	(165.6)	(291.9)	(128.7)

Saskatchewan Telecommunications Holding Corporation	116.6	116.6	100.6	(16.0)	(16.0)

Saskatchewan Water Corporation	6.0	7.5	7.6	1.6	0.1

Saskatchewan Workers’ Compensation Board	(10.9)	8.8	11.5	22.4	2.7

SaskEnergy Incorporated	42.5	53.3	68.2	25.7	14.9

Consolidation Adjustments	116.5	105.8	131.6	15.1	25.8

Total Net Income from Government Business Enterprises	705.2	455.4	513.2	(192.0)	57.8

Other Own-Source Revenue

Fees	1,321.7	1,391.3	1,391.3	69.6	-

Insurance	553.6	553.6	540.8	(12.8)	(12.8)

Investment income	284.9	276.4	283.3	(1.6)	6.9

Output-Based Performance Standards	431.5	466.9	466.9	35.4	-

Transfers from other governments	69.2	70.9	70.5	1.3	(0.4)

Miscellaneous	604.1	607.5	640.9	36.8	33.4

Total Other Own-Source Revenue	3,265.0	3,366.6	3,393.7	128.7	27.1

Transfers from the Federal Government

Canada Health Transfer	1,634.4	1,634.4	1,674.5	40.1	40.1

Canada Social Transfer	520.5	520.5	533.4	12.9	12.9

Other	1,782.1	1,787.8	2,001.7	219.6	213.9

Total Transfers from the Federal Government	3,937.0	3,942.7	4,209.6	272.6	266.9

Total Revenue	21,056.1	20,884.1	21,137.7	81.6	253.6

2025-26 Mid-Year Report	4

TABLE 4: 2025-26 NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS

				Mid-Year Change From

	Budget	First Quarter	Mid-Year	Budget	First Quarter

WTI oil price (US$/barrel)	71.00	65.50	62.13	(8.87)	(3.37)

Light-heavy differential (% of WTI)	15.0	14.2	13.2	(1.8)	(1.0)

Well-head oil price (C$/barrel)[1]	80.09	70.24	66.81	(13.28)	(3.43)

Oil production (million barrels)	166.9	163.2	159.3	(7.6)	(3.9)

Potash price (netback, US$/KCl tonne)	239	266	269	30	3

Potash sales (million KCl tonnes)	24.9	24.6	24.9	-	0.3

Uranium price (realized, US$/U3O8 pound)	57.11	60.68	59.09	1.98	(1.59)

Uranium sales (kt U3O8)[2]	17.4	17.1	16.3	(1.1)	(0.8)

Canadian dollar (US cents)	70.39	72.32	72.74	2.35	0.42

1 The average price per barrel of Saskatchewan light, medium and heavy oil.

2 Uranium sales are estimated in kilotonnes (kt),the conversion rate is 1 kt : 2,204,600 pounds.

TABLE 5: 2025-26 SCHEDULE OF GROSS DEBT - MID-YEAR

As at March 31

(millions of dollars)

				Mid-Year Change From

	Budget	First Quarter	Mid-Year	Budget	First Quarter

Government Service Organization Debt

General Revenue Fund - operating	7,463.9	7,663.9	7,863.9	400.0	200.0

- Saskatchewan Capital Plan[1]	15,791.1	15,791.1	15,791.1	-	-

Boards of Education	94.0	94.0	94.0	-	-

Global Transportation Hub Authority	16.0	16.0	16.0	-	-

Health sector affiliates	3.4	2.1	2.1	(1.3)	-

Innovation Saskatchewan	50.6	50.6	50.6	-	-

Saskatchewan Health Authority	36.6	36.6	36.6	-	-

Other	3.2	2.4	2.4	(0.8)	-

Taxpayer-Supported Debt	23,458.8	23,656.7	23,856.7	397.9	200.0

Government Business Enterprise (GBE) Debt

Lotteries and Gaming Saskatchewan Corporation	19.0	19.0	19.0	-	-

Municipal Financing Corporation of Saskatchewan	369.2	369.2	359.2	(10.0)	(10.0)

Saskatchewan Power Corporation	10,077.1	10,389.1	10,689.1	612.0	300.0

Saskatchewan Telecommunications Holding Corporation	1,970.8	1,970.8	2,025.5	54.7	54.7

Saskatchewan Water Corporation	110.6	111.2	111.9	1.3	0.7

SaskEnergy Incorporated	2,326.6	2,245.4	2,232.7	(93.9)	(12.7)

Self-Supporting Debt[2]	14,873.3	15,104.7	15,437.4	564.1	332.7

Total	38,332.1	38,761.5	39,294.1	962.0	532.6

Guaranteed Debt	75.0	75.0	75.0	-	-

1 General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.

2 GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

2025-26 Mid-Year Report	5

 TABLE 6: PRIVATE SECTOR FORECAST AT A GLANCE

 (Per cent Change Unless Otherwise Noted)

		2025-26 Budget		2025-26 Mid-Year
	2024 Actual	2025	2026	2025	2026
Real GDP	3.0	1.8	2.0	1.7	1.6

Nominal GDP	0.0	2.6	3.8	3.7	2.8

Consumer Price Index (CPI)	1.4	2.0	1.9	2.1	2.0

Employment growth (000s)	15.2	9.5	6.7	12.0	4.9

Unemployment rate (% level)	5.4	5.6	5.4	5.0	5.1

 Sources: Statistics Canada (2024) and average private sector forecast (2025-2026).

 TABLE 7: PRIVATE SECTOR FORECASTS OF SASKATCHEWAN REAL GDP GROWTH*

 (Per Cent Change)

	2025	2026	Release Date
Oxford Economics	1.1	(0.6)	Jun-25

Conference Board of Canada	1.6	2.1	Aug-25

RBC	2.2	2.1	Sep-25

BMO	1.8	2.0	Oct-25

CIBC	1.4	1.5	Oct-25

TD Bank	1.7	1.5	Sep-25

Scotiabank	2.1	2.5	Sep-25

National Bank of Canada	1.9	1.8	Sep-25

Average of Private Sector Forecasts	1.7	1.6

Average Private Sector Forecast at 2025-26 Budget	1.8	2.0	Mar-25

 *As of October 17, 2025.

 TABLE 8: PRIVATE SECTOR FORECASTS OF REAL GDP GROWTH BY PROVINCE*

 (Per Cent Change)

	2025	Rank	2026	Rank

British Columbia	1.3	5	1.4	3

Alberta	1.9	2	1.8	1

Saskatchewan	1.7	3	1.6	2

Manitoba	1.1	7	1.2	5

Ontario	0.9	9	1.1	7

Quebec	0.9	9	1.0	10

New Brunswick	1.1	7	1.1	7

Nova Scotia	1.3	5	1.2	5

Prince Edward Island	1.7	3	1.3	4

Newfoundland and Labrador	2.0	1	1.1	7

Canada	1.2		1.2

 *As of October 17, 2025.

2025-26 Mid-Year Report	6

TABLE 9: SASKATCHEWAN ECONOMIC INDICATORS IN 2025 As at Mid-Year
	2025 YTD Levels	5-Year YTD Average	[3]	YTD Change (%) 2024 to 2025	[4]	Time Period
				SK		Canada

Population (‘000s)	1,267.0	1,194.4		1.5%		0.9%	At Jul 1

Employment (‘000s)[1]	617.7	573.6		2.6%		1.5%	Jan.-Oct.

Employment Rate (%)[1]	64.0	63.4		64.0		60.9	Jan.-Oct.

Unemployment Rate (%)[1]	5.1	6.1		5.1		7.0	Jan.-Oct.

Consumer Price Index (2002=100)[1]	165.4	151.8		2.1%		2.0%	Jan.-Sep.

Average Weekly Earnings ($)[1]	1,261.5	1,139.4		4.6%		4.0%	Jan.-Aug.

Retail Sales ($B)[2]	17.6	15.7		3.9%		4.6%	Jan.-Aug.

Wholesale Trade ($B)[2]	29.2	—		—		—	Jan.-Aug.

New Motor Vehicle Sales (# of Units)[2]	38,335	29,383		12.8%		4.6%	Jan.-Aug.

Food Services & Drinking Places Sales ($M)[2]	1,753.3	1,381.0		7.1%		6.6%	Jan.-Aug.

Manufacturing Sales ($B)[2]	14.0	14.1		-5.9%		-1.5%	Jan.-Aug.

International Goods Exports ($B)[2]	28.2	27.7		-4.6%		0.4%	Jan.-Aug.

Building Permits ($B)[2]	2.4	1.5		21.1%		2.9%	Jan.-Aug.

Housing Starts (# of Units)[2]	4,621	4,082		47.4%		6.5%	Q1 - Q3

Investment in Building Construction ($B)[2]	4.0	2.7		20.4%		8.5%	Jan.-Aug.

Residential ($B)[2]	2.6	1.8		25.1%		10.9%	Jan.-Aug.

Non-residential ($B)[2]	1.4	0.9		12.1%		3.4%	Jan.-Aug.

 Source: Statistics Canada, November 2025.

 1Year to date average.

 2Year to date total.

 3Year to date average from 2020 to 2024.

 4Unemployment rate and employment rate are reported as year-to-date percentage levels, not percentage changes.

 5As a result of Statistic Canada methodology changes, comparison to prior years is not applicable.

 TABLE 10: CANADA AND U.S ECONOMIC ASSUMPTIONS

 (Per Cent Change)

		2025-26 Budget		2025-26 Mid-Year
	Actual 2024	2025	2026	2025	2026

Canadian real GDP growth	1.6	1.8	2.1	1.2	1.2

U.S real GDP growth	2.8	2.0	2.0	1.7	1.6

Canada CPI growth	2.4	2.0	2.0	2.0	2.1

Canadian short-term interest rate	4.3	2.7	2.6	2.6	2.4

10-yr Government of Canada bond	3.4	3.2	3.1	3.3	3.4

 Sources: Statistics Canada, Chartered Banks, Oxford Economics, and CBoC as of September 2025.

2025-26 Mid-Year Report	7

TABLE 11: 2025-26 STATEMENT OF CHANGE IN NET DEBT - SECOND QUARTER

As at March 31

(Millions of Dollars)

	2025-26				Change From
	Budget	First Quarter		Mid-Year	Budget	First Quarter
Operating Surplus (Deficit)	12.2	(348.5)		(427.4)	(439.6)	(78.9)

Acquisition of GSO Capital Assets	(1,832.9)	(1,835.7)		(1,860.9)	(28.0)	(25.2)

Amortization of GSO Capital Assets[1]	777.2	775.4		738.3	(38.9)	(37.1)

Net Acquisition of Other Non-Financial Assets	-	-		-	-	-
Decrease (Increase) in Net Debt from Operations	(1,043.5)	(1,408.8)		(1,550.0)	(506.5)	(141.2)

Adjustments[2]	(151.5)	(151.5)		(151.5)	-	-

Net remeasurement loss	(144.0)	(128.0)		(128.0)	16.0	-
Decrease (Increase) in Net Debt	(1,339.0)	(1,688.3)		(1,829.5)	(490.5)	(141.2)

Net Assets (Debt), beginning of year	(15,988.3)	(15,627.5)	[3]	(15,627.5)	360.8	-
Net Assets (Debt), end of year	(17,327.3)	(17,315.8)		(17,457.0)	(129.7)	(141.2)

Totals may not add due to rounding.

1Includes disposals and in year adjustments.

2Effective April 1, 2025, amortization will be recorded monthly, starting when a Tangible Capital Asset (TCA) is put into use. Adjustment to accumulated operating deficit, beginning of year is the result of a change in accounting policy.

3Net debt as at March 31, 2025, as reported in the 2024-25 Summary Financial Statements.

GRAPH 1: NET DEBT AS A PER CENT OF GDP

As at March 31

Source: Net Debt: Jurisdictions most recent data (as of November 6, 2025).

GDP: SK- Average private-sector forecast; Canada and other provinces - Conference Board of Canada fiscalized data (as of August 27, 2025).

2025-26 Mid-Year Report	8

GRAPH 2: DEFICIT AS A PER CENT OF GDP

As at March 31

Source: Surplus/Deficit: Jurisdictions most recent data (as of November 6, 2025).

GDP: SK- Ministry of Finance; Canada and other provinces - Conference Board of Canada fiscalized data (as of August 27, 2025)

GRAPH 3: DEFICIT PER CAPITA

As at March 31

Source: Surplus/Deficit: Jurisdictions most recent data (as of November 6, 2025).

Population: SK- Ministry of Finance; Canada and other provinces - Conference Board of Canada data (Released on August 27, 2025)

2025-26 Mid-Year Report	9